SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-13884

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

COOPER CAMERON CORPORATION RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

COOPER CAMERON CORPORATION

1333 West Loop South, Suite 1700
Houston, Texas 77027

Financial Statements and Supplemental Schedule

Cooper Cameron Corporation Retirement Savings Plan
As of December 31, 2004 and 2003 and for the year ended December 31, 2004

Cooper Cameron Corporation Retirement Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2004 and 2003 and for the year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

Plans Administration Committee
Cooper Cameron Corporation Retirement
     Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Cooper Cameron Corporation Retirement Savings Plan (the “Plan”), as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Grant Thornton LLP

Houston, Texas
June 21, 2005

Report of Independent Registered Public Accounting Firm

Plans Administration Committee
Cooper Cameron Corporation Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Cooper Cameron Corporation Retirement Savings Plan as of December 31, 2003. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Houston, Texas
June 10, 2004

Cooper Cameron Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Employer contributions receivable	$1,122,418	$660,568
Employee contributions receivable	—	1,049
Investments:
Participant loans	7,965,318	8,048,835
Plan interest in Cooper Cameron Corporation Master Trust for Defined Contribution Plans	324,036,118	300,335,732

Net assets available for benefits	$333,123,854	$309,046,184

The accompanying notes are an integral part of these statements.

Cooper Cameron Corporation Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions:
Employer contributions	$9,608,772
Employee contributions	15,203,126
Rollovers	492,944
Interest from participant loans	542,260
Net investment gain from Cooper Cameron Corporation Master Trust for Defined Contribution Plans	33,766,221

Total additions	59,613,323

Deductions:
Benefits paid to participants	35,535,653

Total deductions	35,535,653

Net increase	24,077,670

Net assets available for benefits at:
Beginning of year	309,046,184

End of year	$333,123,854

The accompanying notes are an integral part of this statement

Cooper Cameron Corporation Retirement Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

Cooper Cameron Corporation Retirement Savings Plan (the “Plan”) is a contributory, defined contribution plan sponsored by Cooper Cameron Corporation (the “Company”) with cash or deferred provisions as described in Section 401(k) of the Internal Revenue Code (“IRC”). All employees of the Company and its affiliated subsidiaries (except those covered by a collective bargaining agreement) that have adopted the Plan are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Prior to April 30, 2003, Plan participants could elect to make pretax contributions of 1% to 16% of compensation. Effective May 1, 2003, the employee pretax contribution limit was increased from 16% to 20% of compensation. The Company matches 100% of the employee contributions up to a maximum of 3%, and 50% of additional employee contributions up to 6%.

Prior to June 1, 2004, the Company’s matching contributions consisted of shares of Company stock, which was invested in the Cooper Cameron Stock Fund. Participants were 100% vested in the Company’s matching contributions. All participants have unrestricted ability to immediately reallocate their matching accounts from the Cooper Cameron Stock Fund into other investment funds offered by the Plan regardless of age.

Effective June 1, 2004, the Company’s matching contributions are made in cash and allocated among the fund options based on employee elections. Participants are 100% vested in the Company’s matching contributions.

In addition to the matching contributions, the Company makes retirement contributions to specific employees of certain Participating Units as defined in the Plan. The retirement contributions are based on hours actively worked and specified contribution rates. Hours actively worked include overtime, holiday, and vacation hours, but exclude any other paid hours for absences during which no duties are performed. The Company’s retirement contributions are allocated among the fund options based on employee elections. Amounts which are forfeited due to termination of employment reduce the future retirement contributions of the Company. In 2004 forfeited nonvested accounts totaling $343,059 were used to reduce employer contributions. Effective May 1, 2003, the retirement contribution was eliminated for employees hired on or after May 1, 2003.

Effective May 1, 2003, the Plan was amended and restated to provide for a profit-sharing contribution equal to 2% of eligible compensation for all participants hired subsequent to May 1, 2003, by the Company or any participating affiliate. The profit-sharing contributions will be made for each plan year in which the Company meets or exceeds its

Cooper Cameron Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

financial objectives, as established and determined at the sole discretion of the Company’s Board of Directors. For 2004, the Company approved a profit-sharing contribution in the amount of $440,091. There was no profit- sharing contribution made in 2003.

Participants receiving retirement contributions who had three or more years of service as of May 1, 2003, will be 33% vested after three years, 67% vested after four years, and 100% after five years. All other participants receiving retirement contributions and participants receiving profit sharing contributions will become 100% vested upon the completion of five years of service.

Any participant who is receiving compensation other than severance pay from the Company and has not had an outstanding loan from the Plan for at least one month may apply for a loan. Any loan granted to such a participant shall be deemed an investment made for such participant’s benefit and shall be held and reflected in the separate accounts of such participant as a charge for the principal amount of the loan. The interest rate charged on the loan is a fixed rate for the term of the loan (maximum of five years) as determined by the Company in the year of issuance.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their retirement contributions.

More detailed information about the Plan, including the funding, vesting, and benefit provisions, is contained in the Summary Plan Description. A copy of this pamphlet is available at the Company’s corporate office.

2. Significant Accounting Policies

Accounting Principles

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Such estimates could

Cooper Cameron Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Benefit payments to participants are recorded upon distribution.

Cooper Cameron Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investments

The Plan’s investments are held in the Cooper Cameron Corporation Master Trust for Defined Contribution Plans (the “Master Trust”). Nationwide Trust Company is the trustee. The Plan participates in only certain investment accounts of the Master Trust. The following is a summary of those investment accounts and the Plan’s beneficial interest in those investment accounts as of December 31, 2004 and 2003.

	Beneficial Interest
	December 31
	2004	2003

Cooper Cameron Stock Fund	99.47%	99.19%
PRIMCO Stable Value Fund	95.79	95.92
PIMCO Total Return Administrative Shares Fund	93.95	94.51
Washington Mutual Investors Fund	94.43	94.94
MFS Massachusetts Investors Growth A Fund	96.14	96.62
Franklin Balance Sheet Investment A Fund	95.92	95.38
Lord Abbett Developing Growth A Fund	95.51	95.94
EuroPacific Growth Fund	95.63	95.60
Real Estate Fund	100.00	100.00
State Street Bank S&P500 Fund	97.06	97.44

The Master Trust’s security transactions are accounted for on the date the securities are purchased or sold. Interest income is recorded as earned. Dividends are recorded as of the ex-dividend date.

The Master Trust’s investments in securities traded on the exchanges are valued at the last reported sale price on the valuation date. Investments in money market funds are stated at cost, which approximates fair value. Real estate is stated at estimated fair value based on the most recent independent appraisal.

Cooper Cameron Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investment contracts within the PRIMCO Stable Value Fund, with varying contract rates and maturity dates, are fully benefit responsive and are therefore stated at contract value. Contract value represents cost plus accrued income. Although it is management’s intention to hold the investment contracts until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity. The INVESCO Group Trust for Employee Benefit Plans is a 103-12 investment entity, in which the assets of multiple qualified plans are invested by the sponsor, INVESCO, and is comprised of bank-issued synthetic contracts.

Risks and Uncertainties

The Master Trust provides for various investments which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Participant Loans

Participant loans consist of monies borrowed by participants from their account balances in the Master Trust funds. Repayments of principal and interest are allocated to the participants’ account balances in the Master Trust funds based on the participants’ current investment elections. Participant loan balances are reported at the current principal outstanding balance on these participant loans, which approximates fair value.

Cooper Cameron Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. Master Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, participant loan transactions, benefit payments, and certain administrative expenses) which can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets. The Master Trust includes assets of other employee benefit plans in addition to this Plan.

Cooper Cameron Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)

The following tables present the fair value of investments for the separate investment accounts of the Master Trust:

	Cooper
	Cameron	Washington Mutual		MFS Massachusetts				PIMCO Total Return	Franklin Balance	Lord Abbett
	Stock	Investors	PRIMCO	Investors Growth A	Real Estate	State Street Bank	Fidelity Growth	Administrative	Sheet Investment A	Developing Growth A	EuroPacific Growth
December 31, 2004	Fund	Fund	Stable Value Fund	Fund	Fund	S&P 500 Fund	Company Fund	Shares Fund	Fund	Fund	Fund	Total

Assets:
Cash	$191,066	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$191,066
Net unsettled sales of investments	495,538	–	–	–	–	–	–	–	–	–	–	495,538
Investments at fair value as determined by quoted market prices:
Money market funds	8,598	–	–	–	516,774	–	–	–	–	–	–	525,372
Cash Management Trust of America	–	–	2,080,481	–	–	–	–	–	–	–	–	2,080,481
Cooper Cameron Corporation Common Stock	74,793,909	–	–	–	–	–	–	–	–	–	–	74,793,909
Washington Mutual Investors Fund	–	38,026,641	–	–	–	–	–	–	–	–	–	38,026,641
MFS Massachusetts Investors Growth A Fund	–	–	–	30,292,833	–	–	–	–	–	–	–	30,292,833
Fidelity Growth Company Fund	–	–	–	–	–	–	2,196,529	–	–	–	–	2,196,529
State Street Bank S&P500	–	–	–	–	–	24,483,767	–	–	–	–	–	24,483,767
PIMCO Total Return Administrative Shares Fund	–	–	–	–	–	–	–	40,780,366	–	–	–	40,780,366
Franklin Balance Sheet Investment A Fund	–	–	–	–	–	–	–	–	32,029,520	–	–	32,029,520
Lord Abbett Developing Growth A Fund	–	–	–	–	–	–	–	–	–	12,513,676	–	12,513,676
EuroPacific Growth Fund	–	–	–	–	–	–	–	–	–	–	20,577,690	20,577,690
Investments at estimated fair value or contract value:
Investment contracts	–	–	4,161,490	–	–	–	–	–	–	–	–	4,161,490
INVESCO Group Trust for Employee Benefit Plans	–	–	55,363,729	–	–	–	–	–	–	–	–	55,363,729
Real estate	–	–	–	–	165,000	–	–	–	–	–	–	165,000

Total investments	74,802,507	38,026,641	61,605,700	30,292,833	681,774	24,483,767	2,196,529	40,780,366	32,029,520	12,513,676	20,577,690	337,991,003

Total assets	75,489,111	38,026,641	61,605,700	30,292,833	681,774	24,483,767	2,196,529	40,780,366	32,029,520	12,513,676	20,577,690	338,677,607

Liabilities:
Other payables	53,824	–	–	–	–	–	–	–	–	–	–	53,824
Net unsettled purchases of investments	160,927	–	–	–	–	–	–	–	–	–	–	160,927

Net assets available to participating plans	$75,274,360	$38,026,641	$61,605,700	$30,292,833	$681,774	$24,483,767	$2,196,529	$40,780,366	$32,029,520	$12,513,676	$20,577,690	$338,462,856

Cooper Cameron Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)

	Cooper
	Cameron	Washington Mutual		MFS Massachusetts				PIMCO Total Return	Franklin Balance	Lord Abbett
	Stock	Investors	PRIMCO	Investors Growth A	Real Estate	State Street Bank	Fidelity Growth	Administrative	Sheet Investment A	Developing Growth A	EuroPacific Growth
December 31, 2003	Fund	Fund	Stable Value Fund	Fund	Fund	S&P 500 Fund	Company Fund	Shares Fund	Fund	Fund	Fund	Total

Assets:
Cash	$2,194,772	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$2,194,772
Net unsettled sales of investments	1,260,329	–	–	–	–	–	–	–	–	–	–	1,260,329
Investments at fair value as determined by quoted market prices:
Money market funds	124,167	–	–	–	555,791	–	–	–	–	–	–	679,958
Cash Management Trust of America	–	–	1,703,313	–	–	–	–	–	–	–	–	1,703,313
Cooper Cameron Corporation Common Stock	79,793,413	–	–	–	–	–	–	–	–	–	–	79,793,413
Washington Mutual Investors Fund	–	34,342,045	–	–	–	–	–	–	–	–	–	34,342,045
MFS Massachusetts Investors Growth A Fund	–	–	–	27,095,921	–	–	–	–	–	–	–	27,095,921
Fidelity Growth Company Fund	–	–	–	–	–	–	1,859,891	–	–	–	–	1,859,891
State Street Bank S&P500	–	–	–	–	–	23,431,470	–	–	–	–	–	23,431,470
PIMCO Total Return Administrative Shares Fund	–	–	–	–	–	–	–	37,329,286	–	–	–	37,329,286
Franklin Balance Sheet Investment A Fund	–	–	–	–	–	–	–	–	20,827,351	–	–	20,827,351
Lord Abbett Developing Growth A Fund	–	–	–	–	–	–	–	–	–	11,815,487	–	11,815,487
EuroPacific Growth Fund	–	–	–	–	–	–	–	–	–	–	15,341,145	15,341,145
Investments at estimated fair value or contract value:
Investment contracts	–	–	3,962,702	–	–	–	–	–	–	–	–	3,962,702
INVESCO Group Trust for Employee Benefit Plans	–	–	51,091,470	–	–	–	–	–	–	–	–	51,091,470
Real estate	–	–	–	–	238,788	–	–	–	–	–	–	238,788

Total investments	79,917,580	34,342,045	56,757,485	27,095,921	794,579	23,431,470	1,859,891	37,329,286	20,827,351	11,815,487	15,341,145	309,512,240

Total assets	83,372,681	34,342,045	56,757,485	27,095,921	794,579	23,431,470	1,859,891	37,329,286	20,827,351	11,815,487	15,341,145	312,967,341

Liabilities:
Other payables	151,260	–	–	–	–	–	–	–	–	–	–	151,260
Net unsettled purchases of investments	219,387	–	–	–	–	–	–	–	–	–	–	219,387

Net assets available to participating plans	$83,002,034	$34,342,045	$56,757,485	$27,095,921	$794,579	$23,431,470	$1,859,891	$37,329,286	$20,827,351	$11,815,487	$15,341,145	$312,596,694

Cooper Cameron Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)

Investment income and net appreciation (depreciation) in fair value of investments (including gains and losses on investments bought and sold, as well as held, during the year) for the separate investment accounts of the Master Trust are as follows:

	Net Appreciation	Interest and
Year ended December 31, 2004	(Depreciation)	Dividends	Total

Cooper Cameron Stock Fund	$11,608,748	$558	$11,609,306
Fidelity Growth Company Fund	240,858	2,747	243,605
PRIMCO Stable Value Fund	—	2,678,049	2,678,049
PIMCO Total Return Administrative Shares Fund	(182,953)	2,041,724	1,858,771
Washington Mutual Investors Fund	2,446,534	999,924	3,446,458
MFS Massachusetts Investors Growth A Fund	2,686,124	98,677	2,784,801
Franklin Balance Sheet Investment A Fund	5,431,072	718,722	6,149,794
Lord Abbett Developing Growth A Fund	701,369	—	701,369
EuroPacific Growth Fund	3,219,563	8,409	3,227,972
Real Estate Fund	—	3,631	3,631
State Street Bank S&P500 Index Fund	2,409,930	—	2,409,930

	$28,561,245	$6,552,441	$35,113,686

Administrative expenses paid by the Master Trust and allocated to the participating plans totaled $395,827 for the year ended December 31, 2004.

3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)

PRIMCO Stable Value Fund (“Stable Value Fund”)

The Stable Value Fund invests in actively managed synthetic bank and insurance company investment contracts (“SICs”) and in guaranteed investment contracts (“GICs”). The GICs are promises by insurance companies or banks to repay the principal plus accrued income at contract maturity. SICs differ from GICs in that the assets supporting the SICs are owned by the Master Trust. A bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value.

Cooper Cameron Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

Wrapper contracts are valued as the difference between the fair value of the supporting assets and the contract value. The assets supporting the SICs owned by the Master Trust are composed primarily of a U.S. Treasury Note, and 103-12 investment entities with a total fair value of $58,501,838 and $54,998,649 at December 31, 2004 and 2003, respectively. The contract values of the SICs at December 31, 2004 and 2003 are $57,203,060 and $52,820,142, respectively.

Interest crediting rates on the GICs in the Stable Value Fund are generally determined at the time of purchase. Interest crediting rates on the SICs are reset periodically based on the yields of the supporting assets. At December 31, 2004, the interest crediting rates for all investment contracts range from 1.70% to 6.99%. At December 31, 2003, the interest crediting rates for all investment contracts ranged from 1.46% to 9.86%.

For 2004 and 2003, the average annual yield for the investment contracts in the Stable Value Fund was 4.62% and 4.16%, respectively. At December 31, 2004 and 2003, fair value of the investment contracts in the Stable Value Fund was estimated to be approximately 102% and 104%, respectively, of contract value. Fair value of the GICs is estimated by discounting the weighted average of the Stable Value Fund’s cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value of the SICs is based on the market value of the assets supporting the SICs.

Cooper Cameron Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 23, 2002, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan has been amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 to Form 5500:

2004
Net assets available for benefits per the financial statements	$333,123,854
Amounts allocated to withdrawing participants	(14,328)

Net assets available for benefits per the Form 5500	$333,109,526

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 to Form 5500:

2003
Net assets available for benefits per the financial statements	$309,046,184
Amounts allocated to withdrawing participants	(2,262,274)

Net assets available for benefits per the Form 5500	$306,783,910

Cooper Cameron Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2004, to Form 5500:

Benefits paid to participants per the financial statements	$35,535,653
Less: Amounts allocated to withdrawing participants at December 31, 2003	(2,262,274)
Add: Amounts allocated to withdrawing participants at December 31, 2004	14,328

Benefits paid to participants per Form 5500	$33,287,707

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2004, but not yet paid as of that date

6. Subsequent Events

Effective November 29, 2004, Precision Cast Parts (“PCC”) was acquired by the Company in a stock purchase, and the Plan was adopted by PCC. All eligible employees of PCC are credited with years of service with PCC for vesting purposes under the Plan.

Effective May 11, 2005, NuFlo Technologies, Inc. (“NuFlo”) was acquired by the Company in a stock purchase, and the Plan was adopted by NuFlo. All eligible employees of NuFlo are credited with years of service with NuFlo for vesting purposes under the Plan.

Supplemental Schedule

Cooper Cameron Corporation Retirement Savings Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

EIN: 76-0451843                 PN: 003

December 31, 2004

Identity of Issuer	Description of Investment	Current Value

* Participant loans	Interest rates ranging from 5.0% to 11.50% with varying maturity dates	$7,965,318

		$7,965,318

*	Party-in-interest

SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COOPER CAMERON CORPORATION
RETIREMENT SAVINGS PLAN

/s/ Jane C. Schmitt

By:	Jane C. Schmitt
Member of the Plan Administration Committee

Date: June 29, 2005

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm dated June 21, 2005

23.2	Consent of Independent Registered Public Accounting Firm dated June 23, 2005